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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY, 2003


                           ID BIOMEDICAL CORPORATION
                               (Registrant's name)
                          Commission File No. 0-020390

                          1510 - 800 WEST PENDER STREET
                              VANCOUVER, BC V6C 2V6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F     X
                                   -----              -----

Indicate by check mark whether the registrantis submitting the Form 6-K in paper to file its Annual Report as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No ___X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                            ID Biomedical Corporation


Date:    February 27, 2003                  By /s/ Anthony F. Holler
                                               --------------------------------
                                               Name: Anthony F. Holler
                                               Title: CEO

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[ID LOGO]                                                  1510-800 West Pender
                                                    Vancouver, British Columbia
                                                                CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

            ID BIOMEDICAL ANNOUNCES PARTICIPATION IN CIBC CONFERENCE

VANCOUVER, BC - FEBRUARY 26, 2003 - ID Biomedical announced today that it is participating in the 2003 CIBC Whistler Institutional Investor Conference, which is being held February 27th - 28th, 2003 in Whistler, British Columbia.


Anthony Holler, CEO of ID Biomedical will be making a 20 minute presentation at the conference on Thursday February 27th, 2003 at 9:10am PST (12:10pm EST).


A live webcast of Dr. Holler's remarks will be available at the conference website at http://events.onlinebroadcasting.com/cibcworldmarkets/022703/index.php. To ensure a timely connection to the webcast it is recommended that users register at least 10 minutes before the webcast begins.


ABOUT ID BIOMEDICAL


ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.


ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.


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ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further products and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.


THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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[ID LOGO]                                                  1510-800 West Pender
                                                    Vancouver, British Columbia
                                                                CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release


                  ID BIOMEDICAL ESTABLISHES MANUFACTURING GROUP


VANCOUVER, BC - FEBRUARY 27, 2003 - ID Biomedical announced today that it has hired a team of senior manufacturing and quality assurance/quality control employees. These new hires were recruited to help the Company transition to the late stage, large scale clinical trials required for the eventual commercialization of ID Biomedical's products. To achieve these objectives, ID Biomedical has established a manufacturing group, which will be headed by Mr. Duane Morris, Vice President of Manufacturing.


Mr. Morris comes to ID Biomedical with over 31 years of experience in biopharmaceutical manufacturing. Mr. Morris' experience includes 22 years with Syntex Corporation, where he headed a 178 person manufacturing group. Over the previous nine years, Mr. Morris was in charge of all aspects of manufacturing operations for Cypress Bioscience, until the sale of its manufacturing business.


Mr. Morris will be joined by Mr. Paul Trizuto, as the Company's Manager of Quality Control. Mr. Trizuto has 21 years in the biotechnology industry performing a wide variety of quality functions in support of manufacturing products for late stage clinical trials and regulatory approval. In Mr. Trizuto's career, he has worked for Immunex, Genetics Institute, Genentech and, most recently, at NeoRx Corporation where he oversaw all QA/QC functions. Mr. Trizuto will lead an established QC group at ID Biomedical.


Also joining the manufacturing group as its Director of Facilities Engineering is Mr. Drew Coleman. Mr. Coleman has assisted in designing, building and validating a number of manufacturing facilities from early stage development through commercial


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launch. Mr. Coleman comes to ID Biomedical from ICOS Corporation. Prior to joining ICOS, he was with Amgen Corporation. Prior to joining Amgen, Mr. Coleman was with Genentech.


ID Biomedical also announced that it has hired Ms. Janet Dyer to join its QA department as Manager of Quality Assurance. Ms. Dyer comes to ID Biomedical from Cell Therapeutics, Inc. (CTI), where she held a similar position during FDA approval of CTI's first product. Prior to joining CTI, Ms. Dyer was with Immunex Corporation and before that, Bayer Corporation. She has over 20 years experience in the biopharmaceutical industry.


"ID Biomedical is making the necessary preparations for late stage safety and efficacy trials of our two lead vaccines, FluINsure(TM) and StreptAvax(TM)," said Anthony Holler, M.D., ID Biomedical's Chief Executive Officer. "We are particularly pleased with the extensive commercial experience of this high quality group of senior employees, which will build upon the strong team we have developed at the Company. Creating the necessary infrastructure to move our vaccines to late stage clinical development is highly relevant to our product commercialization programs and our overall business development and partnering strategy. Of course, our success in attracting people of this caliber is an important testimony to the progress we have made to date."


ABOUT ID BIOMEDICAL


ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.


ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.


ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.


THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (V) THE ABILITY


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TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND
COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT; (VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.